Exhibit 2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

HADERA PAPER LTD.

July 14, 2009

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

˜ Please detach along perforated line and mail in the envelope provided˜

■ 00030303000000000000 2                                                                                                            071409

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
		1.	Re-election of each of Messrs. Ari Bronshtein, Avi Fischer, Zvi Livnat, Amos Mar-Haim, Isaac Manor, Roni Milo, Adi Rozenfeld and Avi Yehezkel to hold office as a member of the Board of Directors of the Company.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
		2.	Approval of the officers’ and directors’ liability insurance.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
		3.	Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as Independent Auditors of the Company for the fiscal year 2009.	☐	☐	☐

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will be voted FOR the abovementioned proposals. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CAN NOT BE VOTED.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

HADERA PAPER LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Hadera Paper Ltd. (the “Company”), do hereby nominate, constituteand appoint Lea Katz and Shaul Gliksberg, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of theordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of June 18, 2009, at the Annual General Meeting of Shareholders to be held on July 14, 2009 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side)